SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Subject Company (Issuer))

PSQ, LLC
(Names of Filing Persons (Offeror))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

369730106
(CUSIP Number of Class of Securities)

Stephen Pence
Managing-Member
Hurstbourne Place, Suite 1205
9300 Shelbyville Road
Louisville, KY 40222
Tel: (502) 736-6200
Fax: (502) 736-6205

Copy to:
Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1): $1,500,000	Amount of Filing Fee(2): $83.70

(1)
Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $0.60 (i.e., the tender offer price) and (ii) 2,500,000, the maximum number of shares of common stock, no par value, of General Employment Enterprises, Inc. subject to the tender offer.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 Item 1 – Summary Term Sheet

Offer to Purchase Term Sheet

Tender offeror…………………………	PSQ, LLC., a Kentucky limited liability company
Securities subject to Offer to Purchase………………………	Common Stock, no par value per share
Offer to Purchase Price……………………………	$.60 per share, net to shareholders
Number of Shares Subject to Offer……………………………	2,500,000 shares
Aggregate Maximum Offer Amount	$1,500,000
Duration of the Offer to Purchase	Offer expires 75 days from commencement

This Tender Offer Statement (“Schedule TO”) relates to the offer by PSQ, LLC (“PSQ”), a Kentucky limited liability company, to purchase outstanding shares of the common stock of General Employment Enterprises, Inc. (“General Employment”, or the “Company”), an Illinois corporation. PSQ entered into a Securities Purchase and Tender Offer Agreement (“Tender Offer Agreement”) on March 30, 2009 with General Employment. Under the terms of the Tender Offer Agreement, PSQ has agreed to commence a cash tender offer to purchase from General Employment's shareholders up to 2,500,000 issued and outstanding shares of common stock at a purchase price of $0.60 per share, net to the holder in cash, without interest thereon, for a maximum aggregate amount equal to $1,5000,000, upon the terms and subject to the conditions set forth in the Tender Offer Agreement (“Offer to Purchase”), incorporated by reference herein, and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Tender Offer”).

The information in the Tender Offer Agreement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO and is supplemented by the information specifically provided herein.

General Employment expects the tender offer to be commenced by PSQ not later than April 13, 2009.  If more than 2,500,000 shares of common stock are tendered in response to the Offer to Purchase, the number of shares tendered by each tendering shareholder will be reduced proportionately by a percentage amount equal to the quotient of 2,500,000 over the number of shares of common stock tendered in response to the Offer to Purchase.  The tender offer will remain open for 75 days from commencement, subject to extension under certain circumstances.

Item 2. Subject Company Information.

(a)	Name and Address. General Employment maintains its principal executive office at One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181. The telephone number at that office is (630) 954-0400.

(b)	Securities. The Company had 5,165,265 of shares of Common Stock, no par value, issued and outstanding as of March 31, 2009.

(c)
Trading and Market Price.  The Common Stock is traded on the NYSE Alternext US exchange and the range of high and low closing prices, based on information provided by published financial sources, for each quarter during the previous two years is as follows:

	High	Low
Q1 – 2009	.48	.35
Q4 – 2008	.42	.39
Q3 – 2008	.41	.40
Q2 – 2008	.85	.85
Q1 – 2008	1.38	1.32
Q4 – 2007	1.66	1.63
Q3 – 2007	1.76	1.76
Q2 – 2007	2.01	1.96

Item 3. Identify and Background of Filing Person.

(a)	Name and Address. PSQ maintains its principal office address at 9300 Hurstbourne Place, Suite 1025, Louisville, KY 40222 and its telephone number is (502) 736-6200.

(b)
Business and Background of Entities.  PSQ, a Kentucky limited liability company, was formed by River Falls Financial Services, Inc., as a special purpose vehicle for the purpose of consummating the transactions contemplated by the Tender Offer Agreement with General Employment.  Mr. Ronald E. Heineman, of River Falls Financial, Inc., a corporation also formed under the laws of Kentucky, with a principal place of business at Hurstbourne Place, Suite 1205, 9300 Shelbyville Road, Louisville, KY 40222 and telephone number of (502) 736-6200, was instrumental to the negotiations that led to the Tender Offer and will be appointed as Chief Executive Officer and President of General Employment upon closing.

(c)	Business and Background of Natural Persons.

Mr. Stephen B. Pence, (56), is the sole member of PSQ and will also be designated as a Director and Chairman of the Board of Directors of General Employment upon the closing of the Tender Offer.  Mr. Pence is currently a retired colonel from the United States Army Reserve, where he served as a federal military judge, and is also of counsel with Martin, Ogburn & Zipperle, in Louisville, Kentucky; assisting clients involved in human resource staffing and workers’ compensation insurance.  In 2001, Mr. Pence was nominated by President Bush and confirmed by the U.S. Senate to the position of United States Attorney for the Western District of Kentucky.  From 2003 to 2007, Mr. Pence served as Lieutenant Governor of Kentucky, which included roles as the Secretary of the Justice and Public Safety Cabinet and Commissioner of State Police.  Mr. Pence received his bachelor’s degree in business and his master’s of business administration, with a concentration on economics, from Eastern Kentucky University and his juris doctorate degree from the University of Kentucky.  Mr. Pence can be reached through PSQ’s principal address at 9300 Hurstbourne Place, Suite 1025, Louisville, KY 40222 and telephone number of (502) 736-6200.

Mr. Ronald Heineman (51) was the former President and Chief Executive Officer of Resolve Staffing, Inc., an Ohio based human resources outsourcing services company, that had approximately 74 offices within the United States and combined revenues of $500,000,000 prior to its sale to a large California based staffing firm.  He also acted as the Chief Executive Officer of ELS Inc., Human Resource Solutions, which was a professional employer organization operating in 32 states since 2000.  Prior to this, Mr. Heineman was Corporate, Vice President - Human Resources for Frisch’s Restaurants, Inc., a large publicly held restaurant chain operating Big Boy, Golden Corral, Roy Rogers Restaurants and several large hotels, where Mr. Heineman was responsible for attaining results in the areas of employment, training, benefits, loss prevention and government compliance.  Mr. Heineman was employed with Frisch’s for 23 years.    He also purchased, in 1989, and operated a Snelling Personnel franchise for several years.  Mr. Heineman holds a Bachelor’s Degree in Business from Thomas More College and a Master’s Degree in Psychology from the Athenauem of Ohio.

Messrs. Pence and Heineman are both citizens of the United States and have not been convicted in a criminal proceeding during the past five years nor were either a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws.

Item 4. Terms of the Transaction

(a)(1) Tender Offers. The Tender Offer Agreement provides for PSQ’s purchase of a maximum of 2,500,000 shares of common stock, no par value, of General Employment at a purchase price of $.60 per share, net to the holder in cash, without interest thereon, for a maximum aggregate amount equal to $1,500,000, upon the terms and subject to the conditions set forth in the Offer to Purchase.

General Employment expects the tender offer to be commenced by PSQ not later than April 13, 2009 and will remain open for 75 days from commencement.  The Tender Offer may be extended upon certain conditions, which are further specified in the attached Tender Offer Agreement as Exhibit (a)(1)(B), although no subsequent offering period will be made available.

Withdrawal rights of tendered shares may be exercised throughout the period that the Tender Offer remains open.  Notice of withdrawal pursuant will be deemed to be timely upon the receipt by the Depositary of a written notice of withdrawal specifying the name(s) of the tendering stockholder(s), the number or amount of the securities to be withdrawn and the name(s) in which the certificate(s) is (are) registered, if different from that of the tendering security holder(s).

In the event that the number of shares that are validly tendered on or prior to the expiration of the Tender Offer and not timely withdrawn, exceed the maximum of 2,500,000 shares, the number of shares tendered by each stockholder of General Employment shall be reduced by an amount equal to the product of: (i) the number of shares representing the difference between the number of validly tendered shares and 2,500,000 shares, multiplied by (ii) the quotient of (A) the number of shares held by the stockholder (including any securities that are by their terms convertible into shares) as of the expiration of the Tender Offer, divided by (B) the number of shares outstanding on a fully diluted basis as of the expiration of the Offer.

The procedure for the tender of Shares is outlined in detail in the Letter of Transmittal, attached hereto as Exhibit (a)(1)(C), which is incorporated herein by reference. All shareholders should also see the Tender Offer Agreement, attached to this Schedule TO as Exhibit (a)(1)(B), for further details on the material terms of the Tender Offer, including accounting treatment and tax consequences.

PSQ has agreed that upon the terms and subject to the conditions of the Tender Offer, PSQ shall accept for payment all Shares up to the 2,500,000 maximum number of Shares, that are validly tendered on or prior to the Tender Offer Expiration Date and not timely withdrawn, as soon as it is permitted to do so under applicable law, and shall pay for such Shares promptly thereafter.  In the event that the number of Shares that are validly tendered on or prior to the Expiration Date and not timely withdrawn exceed the maximum number of Shares, the final number of Shares deemed validly tendered by each stockholder of GEE as of the Expiration Date shall be reduced to be an amount equal to the product of: (i) the number of Shares validly tendered by such stockholder (and not withdrawn) as of the Expiration Date and (ii) the quotient of (A) 2,500,000 over (B) the total number of Shares validly tendered (and not withdrawn) by all stockholders of GEE as of the Final Expiration Date. The Offer shall initially be scheduled to expire seventy-five (75) days following the commencement thereof; provided that, unless the Tender Offer is terminated pursuant to the termination provisions of the Securities Purchase and Tender Offer Agreement, PSQ shall be required to extend the Offer from time-to-time until the Closing Date in the event that, at a then-scheduled expiration date, the conditions to Closing set forth in Section 2.5 have not been satisfied (such final expiration date of the Offer being referred to herein as the “Final Expiration Date”); provided further that, under no circumstances shall any such extension be less than the minimum number of days required by the Exchange Act or the rules and regulations promulgated thereunder or by applicable law.

(a)(2) Mergers or Similar Transactions. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements.

(a)	Transactions, Significant Corporate Events, Negotiations and Background

PSQ is a newly formed limited liability company formed specifically to acquire shares of GEE common stock, including 7,700,000 shares of newly issued shares of GEE common stock (“New Issue Shares”), which will result in PSQ controlling the voting class of outstanding capital stock of GEE. We are offering to purchase up to, but no more than 2,500,000 shares of the outstanding shares GEE common stock of at a price of $.60 per share. As of the date hereof, we do not own any shares of GEE common stock, but we have entered into an Securities Purchase and Tender Offer Agreement with GEE dated March 30, 2009 which provides that we will purchase 7,700,000 shares of GEE common stock representing 60% of the then outstanding shares of common stock of GEE, for a price of $.25 per Share, for an aggregate purchase price of $1,925,000.  Based on the review of GEE’s business and market position, we have identified GEE as a strategic opportunity and a foundation for long-term growth.

The following represents the course of events for PSQ that led towards the Offer:

• The Offer was initiated by Mr. Furnari of MC Capital Funding Group on January 7, 2009.  Mr. Furnari facilitated the introduction of Ronald E. Heineman of River Falls Financial Services, Inc. (“River Falls”) and Mr. Baker of GEE on January 16, 2009, at which time the parties discussed the possibility of a tender offer and direct cash investment into the Company.  On January 27, 2009, Mr. Heineman met with Herbert F. Imhoff, Jr., Kent M. Yauch, Sheldon Brottman and Mr. Baker to discuss funding opportunities through River Falls.

• A meeting was then held on February 4, 2009 between representatives of River Falls, GEE, and certain investment / business partners of River Falls, including Oppenheimer, Sands Brothers Asset Management and the Park Avenue Bank.

• On February 5, 2009, PSQ, a special purpose vehicle formed by River Falls, submitted a draft letter of intent to GEE, outlining a proposed share purchase and tender offer to be undertaken by PSQ.

• On February 11, 2009, PSQ and GEE executed the non-binding letter of intent outlining certain preliminary terms of the Share Purchase and Tender Offer.

• On February 17, 2009, Mr. Heineman met with Mr. Imhoff, Jr. in GEE’s corporate office. They discussed business operations and Mr. Imhoff, Jr.’s role with the Company if the proposed transactions were to take place.

• On February 23, 2009, Mr. Heineman met with GEE’s Board of Directors and discussed the status of negotiations as well as the merits of a potential transaction between the parties.

• A first draft of the Purchase Agreement from PSQ was submitted on March 2, 2009.

• From March 8 through March 12, 2009, PSQ and Gee, as well as respective legal counsel exchanged comments to drafts of the Purchase Agreement and negotiated various terms and conditions of the Purchase Agreement and the transactions contemplated thereby.

• On March 12, 2009, Messrs. Imhoff, Jr., Yauch, Baker and Heineman, present in person at GEE’s headquarters, along with the Company’s counsel and PSQ’s counsel participating via teleconference, continued to negotiate various open issues in the Purchase Agreement.

• On March 14, 2009, Mr. Baker discussed certain terms of the Consulting Agreement with Mr. Heineman.

• On March 19, 2009, PSQ’s counsel distributed a revised draft of the Purchase Agreement to GEE. In turn, GEE’s counsel delivered a further revised draft of the Purchase Agreement to PSQ on March 20, 2009.

• On March 28 and 29, 2009, the Company and PSQ continued to negotiate the remaining issues in the Purchase Agreement and the related agreements.

• On March 30, 2009, the Company and PSQ resolved the remaining issues in the various transaction documents and entered into the Secuities Purchase and Tender Offer Agreement and the corresponding Escrow Agreement, and the Company, PSQ and Mr. Imhoff, Jr. entered into the Consulting Agreement and the Registration Rights Agreement. GEE issued a press release and filed an 8-K with the SEC announcing the execution of the Purchase Agreement and the other transaction documents.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.  PSQ was formed as a special purpose vehicle to acquire a controlling interest in General Employment and thereafter, through General Employment as its operating subsidiary, to become a recognized leader in the providing of professional staffing and related human resource outsourcing services; with specialization on information technology, engineering, and accounting professionals.  Based on the review of General Employment’s business and market position, PSQ has identified General Employment as a strategic opportunity and a foundation for long-term growth.

(c)(1) Any Extraordinary Transaction, such as a Merger, Reorganization or Liquidation, involving the Subject Company or any of its Subsidiaries. Not Applicable.

(c)(2) Any Purchase, Sale or Transfer of a Material Amount of Assets of the Subject Company or any of its Subsidiaries. Not Applicable.

(c)(3)  Any Material Change in the Present Dividend Rate or Policy, or Indebtedness or Capitalization of the Subject Company.  In conjunction with the Tender Offer Agreement, PSQ will purchase (the “Share Purchase”) 7,700,000 newly issued shares of common stock from the Company for a purchase price of $1,925,000, or $.025 per share, in a private placement transaction in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and/or Rule 506 promulgated there under.  If consummated, PSQ will own a majority stake in General Employment, consisting of between approximately 58% of the outstanding shares of common stock (if no shares of common stock are tendered in the Tender Offer) and approximately 76% of the outstanding shares of common stock (if the maximum amount of shares of common stock for which the Tender Offer is made (2,500,000 shares of common stock) are tendered.

(c)(4)  Any Change in the Present Board or Directors or Management of the Company, Including, but not Limited to, any Plans or Proposals to Change the Number or Term of Directors or to Fill any Existing Vacancies on the Board or to Change any Material Term of the Employment Contract of any Executive Officer.

Upon completion of the Tender Offer, PSQ expects to retain the majority of General Employment’s shares, acquired by the Tender Offer.   There are material changes expected to occur in the management of General Employment upon consummation of the Tender Offer, which include the following: (1) Sheldon Brottman, Edward Hunter, Thomas Kosnik and Kent Yauch will resign from General Employment's Board of Directors, and their vacancies will be filled with the appointments of Stephen Pence, Charles (Chuck) W.B. Wardell III and Jerry Lancaster to the Board, (2) Herbert F. Imhoff, Jr. will resign as Chief Executive Officer and President of the Company and will resign from his office as Chairman of the Board of Directors (but will remain as a member of the Board), and will also terminate his employment agreement with General Employment pursuant to a consulting agreement he entered into with General Employment and PSQ on March 30, 2009 which will become effective upon the consummation of the Tender Offer, (3) Ronald E. Heineman will be appointed to serve as Chief Executive Officer and President of the Company, and (4) Stephen Pence will be appointed to serve as Chairman of the Board of Directors of the Company.

At PSQ’s request, three members of the Board will be appointed by PSQ, effective upon the occurrence of the consummation of the transactions contemplated by the Tender Offer Agreement.  To effect the appointment by PSQ, General Employment amended its By-laws to allow for the Board of Directors to fill vacancies in the Board between meetings, of General Employment’s shareholders.

(c)(5) Any Other Material Change in the Subject Company’s Corporate Structure or Business, Including, if the Subject Company is a Registered Closed-End Investment Company, any Plans or Proposals to make any Changes in its Investment Policy for Which a Vote Would be Required by Section 13 of the Investment Company Act of 1940 (15 U.S.C. 80a-13).  Not Applicable.

(c)(6) Any Class of Securities of the Subject Company to be Delisted from a National Securities Exchange or Cease to be Authorized to be Quoted in an Automated Quotations System Operated by a National Securities Association.  Not Applicable.

(c)(7) Any Class of Equity Securities of the Subject Company Becoming Eligible for Termination of Registration Under Section 12(g)(4) of the Act (15 U.S.C. 78 l). Not Applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.   PSQ will be deploying its own proprietary cash under management funding for the Tender Offer, without the use of third party funding, and the applicable funds will be deposited into escrow no later than three business days prior to the closing of the Tender Offer.  Further, funds for purchase of the 7,700,000 newly-issued shares is currently being held in escrow, pursuant to an Escrow Agreement, dated March 30, 2009, attached as Exhibit (a)(1)(C), at the Park Avenue Bank, located at 460 Park Avenue, New York, NY 10022.

(b)
Conditions. The Tender Offer and Share Purchase have been approved by the board of directors of General Employment and by the member-manager of PSQ, and are not contingent on receipt of financing by PSQ.  The Share Purchase and the Tender Offer are subject to certain customary closing conditions, including receipt of approval from General Employment's shareholders in favor of the Share Purchase. The consummation of the Tender Offer is not subject to any condition regarding any minimum number of shares being validly tendered in the Tender Offer.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. Not Applicable.

(b)	Securities Transactions. Not Applicable.

Item 9. Persons / Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Prairie Capital Advisors, Inc., One Terrace Tower, One Tower Lane, Suite 3010, Oakbrook Terrace, IL 60181, acted as financial advisor and Schiff Hardin LLP, 6600 Sears Tower Chicago, IL  60606 acted as legal counsel to GEE.

The Law Office of Gregory Bartko, LLC, 3475 Lenox Road, Suite 400, Atlanta, Georgia 30326 acted as legal counsel to PSQ.

Item 10.  Financial Statements.

Financial statements will not be provided as PSQ’s financial condition is not material to a security holder’s decision whether to sell, tender or hold the Common Stock, which is the subject of the Offer to Purchase, as the consideration offered consists solely of cash.

Item 11.  Additional Information.

(a)	Agreements. Not Applicable.

(b)	Other Material Information. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 is incorporated by reference herein.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2009.

(a)(1)(B)	Securities Purchase and Tender Offer Agreement dated March 30, 2009 (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on March 31, 2009.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Information Statement of GEE filed pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 there under. *

(a)(1)(H)	Press Release, dated March 30, 2009, issued by GEE (incorporated herein by reference to Exhibit 99.1 of Form 8-K, filed by GEE on March 31, 2009).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by GEE. *

(a)(5)(A)	Amendment to the By-Laws of GEE, incorporated herein by reference to Exhibit 3.1 of Form 8-K, filed by GEE on March 31, 2009.

(a)(5)(B)
Consulting Agreement, dated March 30, 2009, by and among Herbert F. Imhoff, Jr., General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr., incorporated herein by reference to Exhibit 10.2 of Form 8-K, filed by GEE on March 31, 2009.

(a)(5)(C)
Registration Rights Agreement, dated as of March 30, 2009, by and among General Employment Enterprises, Inc., PSQ, LLC and Herbert F. Imhoff, Jr., incorporated herein by reference to Exhibit 10.3 of Form 8-K, filed by GEE on March 31, 2009.

(a)(5)(D)
Employment Agreement between General Employment Enterprises, Inc. and Herbert F. Imhoff, Jr., as amended, incorporated herein by reference to Exhibit 10.4 of Form 8-K, filed by GEE on March 31, 2009, Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001, Exhibit 10.18 to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007, and Exhibit 10.01 to the Company's Current Report on Form 8-K dated March 25, 2009.)

(a)(5)(E)	Confidentiality Agreement, dated February 11, 2009, between GEE and PSQ, LLC. *

(a)(5)(F)	Escrow Agreement, dated March 30, 2009, by and among GEE and PSQ, LLC and Park Avenue Bank, as escrow agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K, file on March 31, 2009.

(c)	Opinion of Prairie Capital Advisors, Inc. dated March 30, 2009. *

* The referenced exhibits will be filed by amendment.

Item 13. Information Required by Schedule 13E-3.  Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of April, 2009.

PSQ, LLC

By: /s/ Stephen Pence
Stephen Pence
Managing Member